P.E. 10/25/01

FORM 6-K

02013450

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

25 October 2001

PREMIER FARNELL PLC

PREMIER FARNELL PLC
(Translation of registrant's name in English)

Armley Road, Leeds, West Yorkshire
LS12 2QQ, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREMIER FARNELL PLC
(Registrant)

Date: October 25, 2001

By: Steven Webb
Steven John Webb
Group Company Secretary and
General Counsel

EXHIBITS

1. On October 23, 2001 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said notification, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference, relates to information received from AXA S.A. and certain of its subsidiaries to the effect that its notifiable interest at 22 October, 2001 amounted to 24,912,176 Ordinary Shares of 5p each in the Company, being 9.15% of the Company's issued ordinary share capital.

2. On October 23, 2001 Premier Farnell plc ("the Company") filed a notification of Major interests in Shares with the London Stock Exchange.

   The said notification, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference, relates to information received from Deutsch Bank AG and its subsidiaries to the effect that its notifiable interest at 22 October, 2001 (not being a material interest under section 199(2)(a)) has fallen below 10% and is, therefore, no longer notfiable.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BENEFICIAL AND NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Non-beneficial	
AXA UK Investment Co ICVC	2,663,665
Sun Life Global Management Ltd	8,000
Sun Life Nominees Ltd	351,059
AXA Financial Inc.	8,454
AXA General Unit Trust	373,000
AXA Group Pension Scheme	2,430,018
Beneficial	
Sun Life Pensions Management Ltd	7,792,917
Sun Life Assurance Society Plc	4,109,550
Sun Life Unit Assurance Ltd A/c x	1,143,002
AXA Sun Life plc	6,032,511

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not disclosed

Steven Wells

11) Date company informed

22 October 2001

12) Total holding following this notification

Total Non-beneficial holding = 5,834,196
Total beneficial holding = 19,077,980

Total holding - 24,912,176

13) Total percentage holding of issued class following this notification

% non-beneficial holding - 2.14%
% beneficial holding - 7.01%

% holding - 9.15%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

Steven Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ
Tel: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven Webb
Company Secretary

Date of notification 23 October 2001

Exhibit 2

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

PREMIER FARNELL PLC

2) Name of shareholder having a major interest

DEUTSCHE BANK AG

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

No longer applicable. In accordance with Section 198-202 of the Companies Act 1985 there no longer exists a notifiable interest.

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 5 pence each

10) Date of transaction

Not disclosed

11) Date company informed

22 October 2001

12) Total holding following this notification

Steven Wells

14) Any additional information

The interest held by Deutsche Bank AG and its subsidiaries (not being a material interest under section 199(2)(a)) has fallen below 10% so is no longer notifiable.

15) Name of contact and telephone number for queries

Steven J Webb
Company Secretary
Premier Farnell plc
150 Armley Road
Leeds
LS12 2QQ
Tel: 0113 387 5277

16) Name and signature of authorised company official responsible for making this notification

Steven J Webb
Date of notification: 23 October 2001

Steven Webb